THIS DOCUMENT IS AN ELECTRONIC CONFIRMATION COPY OF
THE SCHEDULE 13G FILED ON FEBRUARY 11, 1994

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No.  )*

                      OshKosh B'Gosh, Inc.
                        (Name of Issuer)

                      Class B Common Stock
                 (Title of Class of Securities)

                           688222 30 6
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13G

CUSIP No.   688222 30 6                      Page 2 of 6 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Joyce W. Hyde
          ###-##-####

2.   Check the Appropriate Box if a Member of a Group*
     (a)  [ ]            (b)  [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization
          United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.   Sole Voting Power
          83,909

6.   Shared Voting Power
          0

7.   Sole Dispositive Power
          83,909

8.   Shared Dispositive Power
          0


9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          83,909

10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares*
          X Yes

11.  Percent of Class Represented by Amount in Row 9
          6.4%

12.  Type of Reporting Person*
          IN
SCHEDULE 13G
Joyce W. Hyde
Oshkosh B'Gosh, Inc.


Item 1(a) Name of Issuer:

          Oshkosh B'Gosh, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          112 Otter Avenue, Oshkosh, Wisconsin  54901

Item 2(a), (b) & (c)  Name, Address and Citizenship of Person
          Filing:

          Joyce W. Hyde
          1234 Washington Avenue
          Oshkosh, Wisconsin  54901
          United States Citizen

Item 2(d) Title of Class of Securities:

          Class B Common Stock

Item 2(e) CUSIP Number:

          688222 30 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)   [   ]    Broker or Dealer registered under
                         Section 15 of the Act

          (b)   [   ]    Bank as defined in Section 3(a)(6) of
                         the Act

          (c)   [   ]    Insurance Company as defined in
                         Section 3(a)(19) of the Act

          (d)   [   ]    Investment Company registered under
                         Section 8 of the Investment Company Act

          (e)   [   ]    Investment Adviser registered under
                         Section 203 of the Investment Advisers
                         Act of 1940

          (f)   [   ]    Employee Benefit Plan, Pension Fund
                         which is subject to the provisions of
                         the Employee Retirement Income Security
                         Act of 1974 or Endowment Fund; see
                         s. 240.13d-1(b)(1)(ii)(F)

                           Page 3 of 6

          (g)   [   ]    Parent Holding Company, in accordance
                         with s. 240.13d-1(b)(ii)(G) (Note:  See
                         Item 7)

          (h)   [   ]    Group, in accordance with s. 240.13d-
                         1(b)(1)(ii)(H)

                         Not applicable.

Item 4.   Ownership (at December 31, 1993)

          (a)  Amount Beneficially Owned:

               83,909 shares, excluding shares for which sole voting and dispositive power is held by Mrs. Hyde's husband and shares held directly by the Earl W. Wyman Trust, as to which she disclaims beneficial ownership.

          (b)  Percent of Class:   6.4% (based upon the 1,305,228
               shares of Class B Common Stock outstanding on December 31, 1993)

          (c)  Number of shares as to which the person has:

               (i)  sole power to vote or to direct the vote...
83,909
              (ii)  shared power to vote or to direct the
vote.......0
             (iii)  sole power to dispose of or to direct the
                    disposition of.............................
83,909
              (iv)  shared power to dispose or to direct the
                    disposition
of...................................0

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group

          Not applicable.

                           Page 4 of 6
Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.
















































                           Page 5 of 6




Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     2/7/94



          /s/ Joyce W. Hyde
              Joyce W. Hyde





















































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